HARCH CLO III LIMITED

(Incorporated with limited liability in the Cayman Islands)

HARCH CLO III INC.

U.S.$500,000 Class X-1 Notes, Due 2020
U.S.$246,500,000 Class A-1 Floating Rate Notes, Due 2020
U.S.$43,500,000 Class A-2 Floating Rate Notes, Due 2020
U.S.$26,000,000 Class B Floating Rate Notes, Due 2020
U.S.$20,000,000 Class C Deferrable Floating Rate Notes, Due 2020
U.S.$19,000,000 Class D Deferrable Floating Rate Notes, Due 2020
U.S.$15,000,000 Class E Deferrable Floating Rate Notes, Due 2020
U.S.$500,000 Class X-2 Notes, Due 2020
U.S.$30,000,000 Subordinated Securities, Due 2020
U.S.$34,660,000 Combination Securities, Due 2020

Secured (With Respect to the Secured Notes) Primarily by a Portfolio of Loans that are Senior Secured Loans

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The Securities (collectively, the "**Offered Securities**") are being offered hereby by Goldman, Sachs & Co. (the "**Initial Purchaser**") in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the Securities Act and, solely in the case of the Subordinated Securities and the Combination Securities, to Accredited Investors in transactions exempt from registration under the Securities Act. In addition to the offering of the aforementioned Securities by Goldman, Sachs & Co. in the United States, Goldman, Sachs & Co., selling through its agents, is concurrently offering such Offered Securities outside the United States to non-U.S. Persons in offshore transactions in reliance on Regulation S under the Securities Act. See "Plan of Distribution".

See "Risk Factors" beginning on page 27 to read about factors you should consider before buying any Offered Security.

There is no established trading market for the Securities. Application will be made to the Irish Financial Services Regulatory Authority ("**IFSRA**"), as competent authority under Directive 2003/71/EC (the "**Prospectus Directive**") for the Offering Circular to be approved. Such approval relates only to the Offered Securities, which are to be admitted to trading on the regulated market of the Irish Stock Exchange ("**ISE**") or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. This Offering Circular constitutes the prospectus that will be filed with the ISE and the IFSRA in connection with the approval and admission to trading of the Offered Securities (the "**Prospectus**") for the purposes of the Prospectus Directive. Application will be made to the ISE for the Offered Securities to be admitted to the Official List and to trading on its regulated market. There can be no assurance that such admission to trading will be approved or maintained.

It is a condition of the issuance of the Securities that the Class A Notes be issued with a rating of "Aaa" by Moody's Investors Service, Inc. ("**Moody's**") and "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("**S&P**"), that the Class B Notes be issued with a rating of at least "Aa2" by Moody's and at least "AA" by S&P, that the Class C Notes be issued with a rating of at least "A2" by Moody's and at least "A" by S&P, that the Class D Notes be issued with a rating of at least "Baa2" by Moody's and at least "BBB" by S&P and that the Class E Notes be issued with a rating of at least "Ba2" by Moody's and at least "BB" by S&P. The Class X-1 Notes and the Class X-2 Notes (collectively, the "**Class X Notes**"), the Subordinated Securities and the Combination Securities will not be rated by any credit rating agency. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. See "Rating of the Securities".

See "Plan of Distribution" for a discussion of the terms and conditions of the purchase of the Offered Securities by the Initial Purchaser.

CERTAIN PLEDGED ASSETS OF THE ISSUER ARE THE SOLE SOURCE OF PAYMENTS ON THE SECURITIES. THE SECURITIES DO NOT REPRESENT AN INTEREST IN OR OBLIGATIONS OF, AND ARE NOT INSURED OR GUARANTEED BY, THE HOLDERS OF THE SECURITIES, THE COLLATERAL MANAGER, GOLDMAN, SACHS & CO., THE ADMINISTRATOR, THE SHARE TRUSTEE, THE TRUSTEE, THE COLLATERAL ADMINISTRATOR OR ANY OF THEIR RESPECTIVE AFFILIATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER OF THE ISSUERS WILL BE REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED. THE SECURITIES ARE BEING OFFERED AND SOLD IN THE UNITED STATES ONLY TO PERSONS WHO ARE (1)(A) QUALIFIED INSTITUTIONAL BUYERS IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY RULE 144A UNDER THE SECURITIES ACT OR (B) SOLELY IN THE CASE OF THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES, ACCREDITED INVESTORS (AS DEFINED IN REGULATION D UNDER THE SECURITIES ACT) IN TRANSACTIONS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND (2)(A) QUALIFIED PURCHASERS (FOR PURPOSES OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT) OR (B) SOLELY IN THE CASE OF THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES, KNOWLEDGEABLE EMPLOYEES FOR PURPOSES OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT, AND IN ACCORDANCE WITH ANY OTHER APPLICABLE LAW. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THE SELLER OF ANY SECURITIES MAY BE RELYING ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. THE SECURITIES ARE BEING OFFERED AND SOLD OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THE SECURITIES ARE NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED UNDER "TRANSFER RESTRICTIONS".

The Offered Securities are offered by Goldman, Sachs & Co. or its agents, subject to their rights to reject any order in whole or in part. It is expected that the Global Securities will be ready for delivery in book-entry form only in New York, New York, on or about April 17, 2007, through the facilities of DTC, against payment therefor in immediately available funds. It is expected that delivery of the physical certificates representing the U.S. Subordinated Securities and the U.S. Combination Securities will be made in New York, New York on or about April 17, 2007 against payment therefor in immediately available funds. The Offered Securities will have the minimum denomination requirements set forth in "Summary—The Offering—Securities Issued".

Goldman, Sachs & Co.

Offering Circular dated May 3, 2007.

GENERAL NOTICE

The information contained in this Offering Circular has been provided by the Issuers and other sources identified herein. No representation or warranty, express or implied, is made by the Initial Purchaser or the Collateral Manager (except with respect to the Collateral Manager only, the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager") as to the accuracy or completeness of such information, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by the Initial Purchaser or the Collateral Manager (except with respect to the Collateral Manager only, the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager").

The Issuers accept responsibility for the information contained in this Offering Circular (other than the information contained in this Offering Circular under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager", for which information only the Collateral Manager accepts responsibility), having made all reasonable inquiries, confirm that the information contained in this Offering Circular is true and correct in all material respects and is not misleading, that the opinions and intentions expressed in this Offering Circular are honestly held and that, to the best knowledge and belief of the Issuers, the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information. The Issuers take responsibility accordingly. The Collateral Manager accepts responsibility for the information under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks" and "The Collateral Manager". To the best of the knowledge and belief of the Collateral Manger, the information contained in these sections is in accordance with the facts and does not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

No person has been authorized to give any information or to make any representation other than those contained in this Offering Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Offered Securities.

The delivery of this Offering Circular at any time does not imply that the information herein is correct at any time subsequent to the date of this Offering Circular.

Each purchaser of the Securities must comply with all applicable laws and regulations in force in each jurisdiction in which it purchases, offers or sells such Securities or possesses or distributes this Offering Circular and must obtain any consent, approval or permission required for the purchase, offer or sale by it of such Securities under the laws and regulations in force in any jurisdictions to which it is subject or in which it makes such purchases, offers or sales, and none of the Issuers or the Initial Purchaser shall have any responsibility therefor. Persons into whose possession this Offering Circular comes are required by the Issuers or the Initial Purchaser to inform themselves about and to observe such applicable laws and regulations. For a further description of certain restrictions on offering and sales of the Securities, see "Transfer Restrictions" and "Plan of Distribution". This Offering Circular does not constitute an offer of, or an invitation to purchase, any of the Securities in any jurisdiction in which such offer or invitation would be unlawful.

No invitation may be made to the public in the Cayman Islands to subscribe for the Offered Securities.

Notwithstanding anything herein to the contrary, investors may disclose to any and all persons, without limitation of any kind, the US federal or state income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the investors relating to such tax treatment and tax structure. However, any information relating to the US tax treatment or tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable any person to comply with applicable securities laws. For this purpose, "tax structure" means any facts relevant to the US federal, state or local income tax treatment of the offering but does not include information relating to the identity of the issuer of the securities, the issuer of any assets underlying the securities, or any of their respective affiliates that are offering the securities.

If required to prevent the withholding and imposition of United States income tax, the Issuer shall deliver or cause to be delivered a United States Internal Revenue Service Form W-8BEN or applicable successor form to each issuer of or counterparty with respect to any Collateral Obligation at the time such Collateral Obligation is purchased or entered into by the Issuer and annually thereafter.

Any purchaser of Securities who is not a bank (as defined in Regulation U promulgated by the Board of Governors of the Federal Reserve System ("**Regulation U**")) and is not required to register with the Federal Reserve will not be subject to any provisions of Regulation U as a result of an investment in the Securities. Any purchaser of the Securities who is a bank or who is already registered with the Federal Reserve as a Regulation U lender, generally must obtain from any person to whom it extends credit secured by Margin Stock (as such term is defined in Regulation U) a Federal Reserve Form U-1 (for bank lenders) or Form G-3 (for non bank lenders). Each purchaser of Securities will be responsible for its own compliance with Regulation U, including the filing by the purchaser of any required registration or annual filings under Regulation U. Purchasers of Securities should consult with their own legal advisors as to Regulation U and its application to them, including in relation to their investment in the Securities. Purchasers of Secured Notes not otherwise exempt from registering with the Federal Reserve will be deemed to have covenanted and agreed that if such purchaser is not registered with the Federal Reserve on or prior to the date of their purchase, such purchaser will, within the required time period, register with the Federal Reserve. Certain information regarding Margin Stock, if any, owned by the Issuer will be available through the Trustee upon written request by a Securityholder.

INFORMATION APPLICABLE TO NON U.S. INVESTORS

There are restrictions on the offer and sale of the Offered Securities in the United Kingdom. No action has been taken to permit the Offered Securities to be offered to the public in the United Kingdom. This Offering Circular is directed in the United Kingdom only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). This Offering Circular must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offering Circular relates is available only to relevant persons and will be engaged in only with relevant persons. It is the responsibility of all persons under whose control or into whose possession this document comes to inform themselves about and to ensure observance of all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services and Markets Act 2000 in respect of anything done in relation to the Securities in, from or otherwise involving the United Kingdom. See "Plan of Distribution".

THIS OFFERING CIRCULAR CONSTITUTES A PROSPECTUS FOR THE PURPOSE OF ADMISSION TO TRADING OF THE OFFERED SECURITIES ON THE IRISH STOCK EXCHANGE. A COPY OF THE PROSPECTUS WILL BE FILED WITH THE IRISH FINANCIAL SERVICES REGULATORY AUTHORITY AND PHYSICAL OR ELECTRONIC COPIES OF THE OFFERING CIRCULAR WILL BE AVAILABLE FOR INSPECTION AND OBTAINABLE AT THE OFFICES OF THE PAYING AGENT IN IRELAND FOR SO LONG AS THE SECURITIES ARE OUTSTANDING.

INFORMATION APPLICABLE TO U.S. INVESTORS

This Offering Circular is being furnished by the Issuers in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the purchase of the Offered Securities described herein. Except as otherwise authorized herein, any reproduction or distribution of this Offering Circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Offered Securities is prohibited. Each offeree of the Offered Securities, by accepting delivery of this Offering Circular, agrees to the foregoing.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (THE "RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

To permit compliance with the Securities Act in connection with the sale of the Securities in reliance on Rule 144A, the Issuer will be required under the Indenture to furnish upon request to a Holder or beneficial owner who is a Qualified Institutional Buyer of a Security sold in reliance on Rule 144A or a prospective investor who is a Qualified Institutional Buyer designated by such Holder or beneficial owner the information required to be delivered under Rule 144A(d)(4) under the Securities Act if at the time of the request the Issuer is neither a reporting company under Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from reporting pursuant to Rule 12g-3-2(b) under the Exchange Act. Neither of the Issuers expects to become such a reporting company or to be so exempt from reporting.

In accordance with the Indenture, the Trustee also will make available for inspection by Holders of the Securities certain reports or communications received from the Issuers.

Prior to making an investment decision, prospective investors should ensure that they have sufficient knowledge, experience and access to professional advisors to make their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Offered Securities and should carefully consider the nature of the Offered Securities, the matters set forth elsewhere in this Offering Circular and the extent of their exposure to the risks described in "Risk Factors".

FORWARD LOOKING STATEMENTS

Any projections, forecasts and estimates contained herein are forward looking statements and are based upon certain reasonable assumptions. Projections are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. Accordingly, the projections are only an estimate. Actual results may vary from the projections, and the variations may be material. Consequently, the inclusion of projections herein should not be regarded as a representation by the Issuer, the Co-Issuer, the Collateral Manager, the Trustee, the Collateral Administrator, the Initial Purchaser or any of their respective Affiliates or any other person or entity of the results that will actually be achieved by the Issuer. None of the Issuer, the Co-Issuer, the Trustee, the Collateral Administrator, the Collateral Manager, the Initial Purchaser and their respective Affiliates has any obligation to update or otherwise revise any projections, including any revisions to reflect changes in economic conditions or other circumstances arising after the date hereof or to reflect the occurrence of unanticipated events, even if the underlying assumptions do not come to fruition.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular. For a discussion of certain factors to be considered in connection with an investment in the Offered Securities, see "Risk Factors".

Capitalized terms used herein but not defined shall have the meanings set forth under "Glossary of Defined Terms".

The Issuers and the Collateral Manager

The Issuers	Harch CLO III Limited (the "**Issuer**"), an exempted company incorporated under the laws of the Cayman Islands for the sole purpose of acquiring the Collateral Obligations and Eligible Investments, entering into any Hedge Agreements, the Collateral Management Agreement and the Purchase Agreement, issuing the Securities and engaging in certain related transactions. The Issuer will not have any material assets other than: (i) a portfolio of Dollar-denominated loans (including Assignments or Participations therein), along with high yield debt securities, Finance Leases, Synthetic Securities and Structured Finance Securities; (ii) Eligible Investments; (iii) any Hedge Agreements as determined to be appropriate by the Collateral Manager and satisfactory to Moody's and S&P; (iv) its rights under the Collateral Management Agreement; (v) its rights under any Securities Lending Agreements; and (vi) certain other assets. Harch CLO III Inc. (the **"Co-Issuer"** and, together with the Issuer, the **"Issuers"**), a company incorporated under the laws of the State of Delaware for the sole purpose of co-issuing the Co-Issued Notes, as described below. The Co-Issuer will not have any assets (other than $10 of equity capital) and will not pledge any assets to secure the Co-Issued Notes. The Co-Issuer will have no claim against the Issuer in respect of the Collateral Obligations or otherwise. The authorized share capital of the Issuer consists of 250 ordinary shares, par value $1.00 per share (the **"Issuer Ordinary Shares"**), all of which will be issued on or prior to the Closing Date. The Issuer Ordinary Shares that have been issued and the common stock of the Co-Issuer will be held by Maples Finance Limited, a licensed trust company incorporated in the Cayman Islands and any successor thereto (the **"Administrator"**), as the trustee pursuant to the terms of a charitable trust (the **"Share Trustee"**). Neither the Issuer nor the Co-Issuer is or will be an Affiliate of the Collateral Manager or any of its respective Affiliates.
The Collateral Manager.................	Certain advisory and administrative functions with respect to the Collateral will be performed by Hegemony Capital Management, LLC (**"HCM"** and in such capacity, the **"Collateral Manager"**).

See “The Collateral Manager” and “The Collateral Management Agreement”.

Ownership of Subordinated Securities by the Collateral Manager and its Affiliates.......... It is expected that HCM and/or its Affiliates, officers, directors and employees will purchase approximately 20% of the Outstanding Subordinated Securities issued on the Closing Date; *provided, however*, that some but not all of such Subordinated Securities may be disposed of at any time or from time to time.

See “Risk Factors—Certain Conflicts of Interest” and “The Collateral Manager”.

The Trustee.. Deutsche Bank Trust Company Americas solely in its capacity as trustee (the "**Trustee**") for the Securityholders, unless a successor Person shall have become the Trustee pursuant to the applicable provisions of the Indenture, and thereafter "Trustee" shall mean such successor Person.

The Offering

Securities Issued

Class Designation	X-1	A-1	A-2	B	C	D	E	X-2
Original Principal Amount[1]	$500,000	$246,500,000	$43,500,000	$26,000,000	$20,000,000	$19,000,000	$15,000,000	$500,000
Stated Maturity	April 17, 2020							
Expected Average Life[2]	N/A	7.3 years	9.3 years	9.9 years	10.5 years	11.0 years	11.7 years	N/A
Minimum Denomination (Integral Multiples):								
Rule 144A	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)
Reg S	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)
Reg D	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Applicable Investment Company Act of 1940 Exemption	3(c)(7) and, solely in the case of the Subordinated Securities and the Combination Securities, Rule 3c-5							
Initial Ratings:								
Moody's	N/A	Aaa	Aaa	Aa2	A2	Baa2	Ba2	N/A
S&P	N/A	AAA	AAA	AA	A	BBB	BB	N/A
Deferred Interest	N/A	No	No	No	Yes	Yes	Yes	N/A
Pricing Date	March 23, 2007							
Closing Date	April 17, 2007							
Interest Rate	N/A	LIBOR+0.22%	LIBOR+0.30%	LIBOR+0.40%	LIBOR+0.75%	LIBOR+1.75%	LIBOR+3.75%	N/A
Fixed or Floating Rate	N/A	Floating	Floating	Floating	Floating	Floating	Floating	N/A
Accrual Period[3]	N/A	Floating Period	Floating Period	Floating Period	Floating Period	Floating Period	Floating Period	N/A
Payment Date	(i) each January 29, April 29, July 29 and October 29 (or if such day is not a Business Day, the next succeeding Busi and at Stated Maturity (each, a "Scheduled Payment Date") and (ii) any Redemption Date							
First Payment Date	October 29, 2007							
Record Date	15 days prior to the applicable Payment Date							
Frequency of Payments	Quarterly: January, April, July and October							
Day Count	N/A	Actual/360	Actual/360	Actual/360	Actual/360	Actual/360	Actual/360	N/A
Form of Securities:								
Global	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Certificated	No	No	No	No	No	No	No	No
CUSIPs Rule 144A	41162SAA4	41162SAB2	41162SAG1	41162SAC0	41162SAD8	41162SAE6	41164NAA3	41164NAE5
CUSIPs Reg D	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CUSIPs Reg S	G42887AA0	G42887AB8	G42887AG7	G42887AC6	G42887AD4	G42887AE2	G42886AA2	G42886AD6
ISIN Reg S	USG42887AA00	USG42887AB82	USG42887AG79	USG42887AC65	USG42887AD49	USG42887AE22	USG42886AA27	USG42886AD65
Common Code Reg S	029591288	029591318	029591466	029591814	029591938	029592080	029592209	029592314
Clearing Method:								
Rule 144A	DTC	DTC	DTC	DTC	DTC	DTC	DTC	DTC
Reg S	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear
Certificated	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1. In the case of each of the Class X Notes, the Subordinated Securities and the Combination Securities, the amount indicated is the initial notional amount.
2. Under a hypothetical scenario in which, as of the Effective Date (i) the Collateral Portfolio consists of not less than 90.0% Class 1, Class 2 or Class 3 Senior Secured Lo of the Collateral Portfolio is 8.7 years, (iii) 2.0% per annum by par amount of the Collateral Obligations experience defaults, (iv) 75% of the defaulted par amount on t immediately and (v) 25% prepayments on the Collateral Portfolio that are floating rate obligations occur, the average life of each Class of the Secured Notes will be as Collateral Obligations are assumed to have a weighted average life of approximately 9.5 years from the Closing Date, in accordance with the Maximum Average Life above are not predictive or a forecast; they may not necessarily reflect historical performance and defaults for loans and other assets. The actual average li approximations. See "Risk Factors—Average Life and Prepayment Considerations".

3. "**Floating Period**" means, with respect to any Payment Date, each period from and including the preceding Payment Date (or, the Closing Date, with respect to the fir the current Payment Date (or, in the case of the Payment Date preceding the Stated Maturity, to but excluding the Stated Maturity).
4. The notional amount represented by the Subordinated Securities Component is included in the Aggregate Principal Amount of the Subordinated Securities. Any referen Securities shall be treated as referring to Holders of the Combination Securities to the extent of the Subordinated Securities Component for purposes of any requests, d notices, consents, subordinations, payments, votes, waivers or other actions under the Indenture.
5. The notional amount of the Combination Securities on the Closing Date consists of 40.1% in notional amount of the Subordinated Securities represented by the Subord 59.9% in principal amount of the Treasury Strips represented by the Treasury Strip Component.
6. Except in limited circumstances as set forth in the Indenture.
7. The Holders of the Combination Securities will be entitled to receive any distributions payable on the Subordinated Securities represented by the Subordinated Secur payable on the Treasury Strips represented by the Treasury Strip Component.

Status and Subordination ....

The Co-Issued Notes will be limited recourse secured obligations of the Issuers, the Class E Notes and the Class X-2 Notes will be limited recourse secured obligations of the Issuer and the Subordinated Securities and the Combination Securities will be limited recourse unsecured obligations of the Issuer. Except as provided in the next succeeding paragraph, with respect to payment of both interest and principal (or, in the case of the Class X Notes, the Class X-1 Note Payment Amount and the Class X-2 Note Payment Amount, as applicable), the Class X-1 Notes will be senior in right of payment on each Payment Date to the Class A-1 Notes; the Class A-1 Notes will be senior in right of payment on each Payment Date to the Class A-2 Notes; the Class A-2 Notes will be senior in right of payment on each Payment Date to the Class B Notes; the Class B Notes will be senior in right of payment on each Payment Date to the Class C Notes; the Class C Notes will be senior in right of payment on each Payment Date to the Class D Notes; the Class D Notes will be senior in right of payment on each Payment Date to the Class E Notes; the Class E Notes will be senior in right of payment on each Payment Date to the Class X-2 Notes; and the Class X-2 Notes will be senior in right of payment on each Payment Date to the Subordinated Securities (including the Subordinated Securities Component of the Combination Securities).

Subject to the Priority of Payments, the right of the senior most Class of Secured Notes to be paid prior to a subordinated Class of Secured Notes does not apply if: (i) Interest Proceeds and Principal Proceeds are applied to the repayment of Deferred Interest of any Class of Secured Notes; or (ii) Interest Proceeds are applied to repay Class E Notes as a result of the failure of the Class E Par Value Tests, as described in subclause (xvii) under "Description of the Securities—Priority of Payments—Interest Proceeds". The Treasury Strip Component of the Combination Securities will be secured solely with respect to assets in the Treasury Strip Component Account. No other Secured Party (except, for the avoidance of doubt, the Holders of the Combination Securities to the extent of the Subordinated Securities Component included in such Combination Securities) will have any interest in or claim against the Treasury Strip Collateral for any reason.

Use of Proceeds ....

The aggregate net proceeds of the offering of the Securities are expected to equal approximately $403,100,000 (after paying fees and expenses relating to the offering of the Securities). Approximately $367,500,000 of such net proceeds will be used by the Issuer to satisfy the Issuer's obligations under certain warehouse arrangements with respect to a portfolio of Collateral Obligations acquired during the Accumulation Period satisfying the Eligibility Criteria, to deposit an amount equal to the Expense Reserve Amount in the Expense Reserve Account, to deposit into the Revolving Credit Facility Reserve Account an amount equal to the Future Drawdown Amount, if any, to pay certain fees in connection with the structuring and offering of the Securities and to acquire the Treasury Strips. The remaining net proceeds, constituting approximately $35,600,000, will be invested in Eligible Investments, and such proceeds may be used until the end of the Reinvestment Period to purchase additional Collateral Obligations and to enter into any Hedge Agreements, if necessary, in each case as described herein.

On or after the Effective Date (but prior to the initial Payment Date), so long as the Minimum Par Value Ratio is satisfied, the Collateral Manager may, in its sole discretion, instruct the Trustee in writing to utilize up to $1,500,000 of Principal Proceeds and unused proceeds of the offering of the Securities for application as either Interest Proceeds or Principal Proceeds in accordance with the Priority of Payments and/or transfer to the Discretionary Reserve Account for future application of such funds as either Interest Proceeds or Principal Proceeds in accordance with the Priority of Payments, in each case on or before the Payment Date in April 2008. See "Security for the Secured Notes—Principal Collection Account" and "—Discretionary Reserve Account."

Distributions of Interest Proceeds and Deferred Interest .... Interest Proceeds will be distributable to Holders of the Securities in accordance with the Priority of Payments. See "Description of the Securities—Priority of Payments".

With respect to any Class C Notes, Class D Notes or Class E Notes, for so long as any more senior Class or Classes of Secured Notes are Outstanding, to the extent that funds are not available to pay the full amount of interest on such Class C Notes, Class D Notes or Class E Notes in accordance with the Priority of Payments, the cumulative amount of interest not paid on such Class C Notes, Class D Notes or Class E Notes on any Payment Date and all Payment Dates preceding such Payment Date (**"Deferred Interest"**), will be deferred and added to the principal amount of such Class C Notes, Class D Notes or Class E Notes, as applicable, and will bear interest at the interest rate applicable to such Class C Notes, Class D Notes or Class E Notes, as applicable, in each such case, to the extent lawful and enforceable. The failure to pay, on any Payment Date, (i) the Deferred Interest of a Class of Securities or (ii) the Class X-2 Note Payment Amount will not be an Event of Default under the Indenture. See "Description of the Securities—Interest" and "—Priority of Payments".

Non-Call Period .... The period from the Closing Date to and including the Business Day immediately preceding the April 2010 Scheduled Payment Date (the "**Non-Call Period**").

Reinvestment Period .... The period from the Closing Date to and including the Business Day immediately preceding the April 2013 Scheduled Payment Date (the "**Reinvestment Period**").

Principal Payments and Other Distributions on the Secured Notes .... The following table sets forth the circumstances and dates upon which Holders of the Secured Notes (other than the Class X Notes) will receive principal payments or other distributions on their Secured Notes:

Event	Eligible Payment Date	Amount Payable in Accordance with the Priority of Payments
The Collateral Manager's determination, in its sole discretion, that it would be impractical or not beneficial to reinvest certain Principal Proceeds by the end of the Investment Due Period relating to such Principal Proceeds*	Any Scheduled Payment Date during the Reinvestment Period	Applicable Secured Note Redemption Price
The Collateral Manager exercises its discretion to apply Principal Proceeds (other than Eligible Post Reinvestment Proceeds that the Collateral Manager elects to reinvest in Collateral Obligations or Eligible Investments) to pay principal of the Secured Notes*	Any Scheduled Payment Date after the Reinvestment Period	Applicable Secured Note Redemption Price
Repayment of Deferred Interest	Any Payment Date	Amount of Deferred Interest
Effective Date Ratings Downgrade Event*	The Payment Date after the Effective Date	Applicable Secured Note Redemption Price

* Not applicable to Class X Notes.

Event	Eligible Payment Date	Amount Payable in Accordance with the Priority of Payments
Mandatory Redemption of Secured Notes to satisfy Coverage Tests*	Any Scheduled Payment Date (or, in the case of the Interest Coverage Tests only, any Scheduled Payment Date on or after the second Scheduled Payment Date)	Applicable Secured Note Redemption Price
Optional Redemption following a Withholding Tax Event	Any Business Day	Applicable Secured Note Redemption Price
Optional Redemption by the Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities	Any Business Day after the Non-Call Period	Applicable Secured Note Redemption Price

See "Description of the Securities—Principal", "—Priority of Payments", "—Optional Redemption" and "—The Indenture—Events of Default".

Security for the Secured Notes .... The Secured Notes will be secured by (a) Collateral Obligations, (b) Eligible Investments, (c) the Issuer's rights under the Collateral Management Agreement, any Hedge Agreements, the Purchase Agreement and any Securities Lending Agreements, (d) any proceeds held in the Issuer Accounts and (e) certain other assets of the Issuer as set forth in the Indenture. See "Risk Factors—Limited Recourse Obligations."

The Treasury Strip Components of the Combination Securities will be secured on a *pro rata* basis solely with respect to assets in the Treasury Strip Component Account. None of the Secured Parties (other than the Holders of the Combination Securities) will have any interest in or claim against the Treasury Strip Collateral for any reason.

The Subordinated Securities will not be secured.

Collateral Obligations .... An obligation will constitute a collateral obligation (a "**Collateral Obligation**") and will be eligible for purchase by the Issuer if, at the time it is purchased or entered into (or a commitment is

* Not applicable to Class X Notes.

made to purchase or enter into such Collateral Obligation), it satisfies the following criteria (**"Eligibility Criteria"**):

(i) it is (1) an Assignment or Participation of a loan; (2) a debt security (including, subject to clause (x) below, a debt security that provides for conversion to an Equity Security or has equity features attached); (3) a Finance Lease which has a Moody's Recovery Rate and an S&P Recovery Rate that is the same as or higher than the Moody's Recovery Rate and S&P Recovery Rate that Moody's and S&P, respectively, currently assigns to Senior Secured Loans; (4) a Structured Finance Security; or (5) a Synthetic Security, in all cases the payments with respect to which are not by the terms of such obligation payable in a currency other than Dollars;

(ii) other than an Exchanged Defaulted Obligation, (1) if it is a Structured Finance Security, it has a Moody's Default Probability Rating of at least "Ba2" and has an S&P Rating of at least "BB" and (2) for any other type of Collateral Obligation, it has a Moody's Default Probability Rating of at least "Caa2" and has an S&P Rating of at least "CCC", which S&P Rating, in the case of the foregoing clauses (1) and (2), does not have a "t", "p", "q", "pi" or an "r" subscript;

(iii) (1) it is issued by an issuer organized in the United States of America or in a sovereign jurisdiction the long-term foreign currency rating of which is at least "AA" by S&P and at least "Aa2" by Moody's, (2) it is a Tax Haven Collateral Obligation, (3) it is a Maritime Collateral Obligation or (4) it is issued by a Special Purpose Vehicle;

(iv) it is eligible to be (1) entered into by, sold, assigned or participated to the Issuer and (2) pledged by the Issuer to the Trustee;

(v) it provides for periodic payments of interest thereon in cash at least semi-annually, other than a Zero-Coupon Security or a Step-Up Coupon Security during a period for which no interest is payable;

(vi) it is an obligation upon which no payments are subject to withholding tax imposed by any jurisdiction unless the obligor thereof or counterparty with respect thereto is required to make "gross-up" payments that cover the full amount of any such withholding tax on an after-tax basis (other than withholding taxes with respect to lending fees received under a Securities Lending Agreement or commitment fees associated with Collateral Obligations constituting Revolving Credit Facilities or Delayed Funding Term Loans);

(vii) it is not a Defaulted Obligation (other than an Exchanged Defaulted Obligation);

(viii) it is not a CDO Security managed by the Collateral Manager or an Affiliate of the Collateral Manager;

(ix) it is not a Credit Risk Obligation;

(x) it is not an obligation that, at the time of purchase, provides for conversion into an Equity Security (1) automatically after a specified period of time or (2) at the option of the issuer thereof at any time;

(xi) it is not the subject of an Offer other than (a) an offer of publicly registered securities with equal or greater face value and substantially identical terms issued in exchange for securities issued under Rule 144A or (b) a Permitted Offer;

(xii) it is not an obligation the interest payments of which are scheduled to decrease (although interest payments may decrease due to unscheduled events such as a decrease of the index relating to a Floating Rate Collateral Obligation, the change from a default rate of interest to a non-default rate or an improvement in the obligor's financial condition);

(xiii) it is not an obligation pursuant to which future advances or future payment obligations may be required, except for future advances under a Revolving Credit Facility or a Delayed Funding Term Loan or future payment obligations under a Synthetic Security, in each case for which the Issuer has deposited funds in the Revolving Credit Facility Reserve Account or a Synthetic Security Collateral Account, as the case may be, in an amount sufficient to meet such future advances or future payment obligations, as the case may be;

(xiv) it is not a security whose repayment is subject to material non-credit related risk as determined by the Collateral Manager or to the non-occurrence of certain catastrophes specified in the documents governing such security;

(xv) it is not a Deferrable Interest Obligation that (a) is currently deferring interest or paying interest "in kind", which interest is otherwise payable in cash (for the avoidance of doubt, this subclause shall not be interpreted to prohibit the inclusion of an Exchanged Defaulted Obligation in the Collateral Portfolio in accordance with the provisions described herein); and/or (b) permits only a portion of the payment of the interest due thereon to be deferred or capitalized, unless the remaining portion of the interest payment is required under its governing instrument to be paid in cash at an interest rate equal to or in excess of LIBOR plus 1.00%;

(xvi) if such obligation provides for the payment of interest at a floating rate, such floating rate is determined by reference to (1) the Dollar prime rate, LIBOR, Euro rate or similar interbank offered rate or commercial deposit rate or (2) any other index so long as at the time such index was first referenced each of the Moody's Rating Condition and the S&P Rating Condition has been satisfied;

(xvii) it provides for payment of principal on or prior to its stated maturity; and

(xviii) it is not any of the Securities.

Purchase of Collateral Obligations on the Closing Date.................... It is expected that, by the Closing Date, the Issuer will have purchased or executed, or entered into agreements to purchase or execute, with the net proceeds of the issuance of the Securities, (i) a portfolio of Collateral Obligations selected by the Collateral Manager constituting approximately 94% of the Aggregate Principal Amount of Collateral Obligations to be purchased or entered into by the Issuer, representing approximately $365,000,000 in Aggregate Principal Amount of Collateral Obligations and (ii) the Treasury Strips.

Effective Date Ratings Confirmation................................ The Issuer (or the Collateral Manager on behalf of the Issuer) shall, not less than two weeks prior to the Determination Date preceding the first Payment Date, (i) deliver to each of Moody's and S&P an accountants' certificate evidencing that all of the Collateral Quality Tests (other than the S&P CDO Monitor Test), the Par Value Tests, the Minimum Par Value Ratio and the Concentration Limitations were satisfied as of the Effective Date and (ii) request that each of S&P and Moody's confirm on or prior to the Determination Date preceding the first Payment Date their respective initial ratings of the Secured Notes. The Issuer shall not be considered to have failed to obtain such confirmation if, with respect to Moody's only, such accountants' certificate evidences that all of the Collateral Quality Tests (other than the S&P CDO Monitor Test), the Par Value Tests, the Minimum Par Value Ratio and the Concentration Limitations were satisfied as of the Effective Date. A failure to obtain (or to be deemed to have obtained, in the case of Moody's only) the Rating Agencies' confirmation of the initial ratings of the Secured Notes by the Determination Date preceding the first Payment Date will result in an Effective Date Ratings Downgrade Event.

If an Effective Date Ratings Downgrade Event occurs, the Issuer is required, in accordance with the Priority of Payments, to apply Interest Proceeds to pay principal of the Secured Notes (other than the Class X Notes) pursuant to the Note Payment Sequence, in each case until paid in full or until such ratings are reinstated and, to the extent the application of Interest Proceeds is insufficient, Principal Proceeds will be used to pay principal of the Secured Notes in accordance with the Priority of Payments until the Secured Notes (other than the Class X Notes) are paid in full or such ratings are reinstated. The occurrence of an Effective Date Ratings Downgrade Event will not cause an Event of Default. See “Risk Factors—Effective Date Ratings Downgrade Event”.

Concentration Limitations............ Collateral Obligations acquired for the Collateral Portfolio will be subject to the concentration limitations set forth in the table below (the **“Concentration Limitations”**).

		By Principal Balance (as a percentage or dollar amount, as applicable, of the Aggregate Principal Amount of the Collateral Portfolio)
(i)	Class 1, Class 2 or Class 3 Senior Secured Loans (including Assignments and Participations and Synthetic Securities with Class 1, Class 2, or Class 3 Senior Secured Loans as Reference Obligations)*	≥ 90.0%
(ii)	Floating Rate Collateral Obligations*	≥ 95.0%
(iii)	Bonds	≤ 7.5%
(iv)	Second Lien Loans	≤ 7.5%
(v)	Second Lien Loans issued by any single obligor	≤ 1.5%
(vi)	Single Obligor	≤ the greater of 2.0% and $8.0 million
	except that Collateral Obligations issued by up to five obligors may, with respect to each of such five obligors, constitute up to the greater of the percentage or dollar amount of the Collateral Portfolio specified in the right column	≤ the greater of 2.5% and $10.0 million
(vii)	Same Moody's Industry Category	≤ 8.0%
	except that Collateral Obligations belonging to three Moody's Industry Categories may each constitute up to the percentage of the Collateral Portfolio specified in the right column	≤ 10.0%, ≤ 12.0%, ≤ 12.0%, respectively
(viii)	Collateral Obligations with a Moody's Default Probability Rating of "Caa1" or below	≤ 5.0%
(ix)	Participations	≤ 10.0%
(x)	Synthetic Securities**	≤ 10.0%
(xi)	DIP Loans	≤ 7.5%
(xii)	DIP Loans issued by any single obligor	≤ 2.0%
(xiii)	Revolving Credit Facilities or Delayed Funding Term Loans	≤ 15.0%
(xiv)	Zero-Coupon Securities	≤ 2.0%
(xv)	Structured Finance Securities	≤ 3.0%
(xvi)	Single series or issue of Structured Finance Securities	≤ 2.0%
(xvii)	Mature after the Stated Maturity of the Securities	≤ 2.0%
(xviii)	Deferrable Interest Obligations	≤ 3.0%
(xix)	Step-Up Coupon Securities	≤ 2.0%
(xx)	Finance Leases	≤ 4.0%
(xxi)	Current Pay Obligations	≤ 5.0%
(xxii)	Provide for optional conversion by the holder or have equity features attached that may be considered Margin Stock	≤ the lower of 5.0% and $20.0 million
(xxiii)	Non-U.S. Obligors (excluding Non-U.S. Obligors organized in Canada)*****	< 10.0%
(xxiv)	Non-U.S. Obligors organized in any single European I Country*** *****	≤ 5.0%
(xxv)	Non-U.S. Obligors organized in any single European II Country**** *****	≤ 2.5%
(xxvi)	Non-U.S. Obligors organized in European II Countries ***** ******	≤ 5.0%
(xxvii)	Non-U.S. Obligors organized in any jurisdiction other than Canada or any European I Country or any European II Country*** **** *****	≤ 3.0%
(xxviii)	Maritime Collateral Obligations*****	≤ 3.0%
(xxix)	Tax Haven Collateral Obligations*****	≤ 3.0%
(xxx)	Exchanged Defaulted Obligations	≤ 2.0%
(xxxi)	Aggregate exposure to Structured Finance Securities, Second Lien Loans and Bonds	≤ 10.0%
(xxxii)	Provide for periodic payments of interest less frequently than quarterly (other than Zero-Coupon Securities or Step-Up Coupon Securities)	≤ 10.0%
(xxxiii)	Distressed Exchange Collateral Obligations	≤ 5.0%†
(xxxiv)	Bivariate Risk Obligations	≤ 20.0%

* The principal balance of Principal Proceeds and Sale Proceeds on deposit in the Principal Collection Account and the Subordinated Securities Principal Collection Account, including Eligible Investments purchased with such funds, shall be deemed to be Floating Rate Collateral Obligations that are Senior Secured Loans for purposes of calculating the Concentration Limitations.

** For Synthetic Securities, Concentration Limitations shall be calculated with respect to the Reference Obligations.

*** European I Country means Austria, Belgium, Denmark, Finland, France, Germany, Iceland, Ireland, Liechtenstein, Luxembourg, Netherlands, Norway, Spain, Sweden, Switzerland, United Kingdom and any other European country subject to the satisfaction of the Moody's Rating Condition and the S&P Rating Condition.

**** European II Country means Greece, Italy and Portugal.

***** For purposes of subclauses (xxiii) through (xxviii) of the Concentration Limitations, the jurisdiction of organization of the obligor of a Maritime Collateral Obligation or a Tax Haven Collateral Obligation shall be deemed to be any jurisdiction, if applicable, where at least 60% (by reference to the latest available consolidated financial statements) of (A) its (or its guarantor's) business operations or (B) its (or its guarantor's) assets primarily responsible for generating its (or its guarantor's) revenue are located.

† At any time (but only at such time) that the weighted average purchase price of all Distressed Exchange Collateral Obligations is less than 75%, the limit shall be ≤3.0% and, notwithstanding the foregoing limits, the aggregate Principal Balance of all Distressed Exchange Collateral Obligations purchased at any time prior to the Stated Maturity of the Secured Notes may not exceed $40,000,000.

Coverage Tests and the Class E Reinvestment Test........ The following tables set forth the Coverage Tests and the Class E Reinvestment Test (which is not part of the Coverage Tests), and with respect to each such Coverage Test and such Class E Reinvestment Test, where applicable, the minimum values at which such Coverage Test and such Class E Reinvestment Test is satisfied and the expected values (in the case of the Par Value Ratios) upon the Effective Date.

PAR VALUE TESTS AND CLASS E REINVESTMENT TEST

Class	Required Par Value Ratio*,**	Par Value Ratio Expected Upon Effective Date****
A/B	111.5%	122.7%
C	106.8%	115.4%
D	103.0%	109.2%
E	During and after the Reinvestment Period, 100.7%***** After the Reinvestment Period, 101.7%*****	104.8%
Class E Reinvestment Test	101.7%	104.8%

INTEREST COVERAGE TESTS

Class	Required Interest Coverage Ratio*,***
A/B	111.5%
C	106.8%
D	103.0%

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* Should be equal to or greater than the stated percentages.

** Applicable as of the Effective Date and any Measurement Date thereafter.

*** Applicable as of the Second Determination Date and any Measurement Date thereafter.

**** The percentages specified herein are based on certain assumptions relating to the Collateral Portfolio as of the date hereof and such assumptions may change in the future. Therefore, there can be no assurances that the actual Par Value Ratios and the Class E Reinvestment Test, as the case may be, on the Effective Date, will be the same as the expected ratios specified herein.

***** Failure of the Class E Par Value Tests will be remedied using Interest Proceeds to pay down the principal of the Class E Notes as described in the following two sentences. During and after the Reinvestment Period, any remaining Interest Proceeds will be used to remedy failure of the Class E Par Value Test I. After the Reinvestment Period only, up to 100% of the remaining Interest Proceeds will be used *first*, to remedy failure of the Class E Par Value Test I and *second*, up to 50% of the remaining Interest Proceeds will be used to remedy failure of the Class E Par Value Test II.

Collateral Quality Tests .... The following table sets forth the Collateral Quality Tests, and with respect to each Collateral Quality Test, where applicable, the values at which such Collateral Quality Test is satisfied and the expected values upon the Effective Date.

THE COLLATERAL QUALITY TESTS

Test	Value at which Test is Satisfied	Expected Effective Date Value*
Diversity Test	Based on the table set forth below (the "**Ratings Matrix**"):	60

	Minimum Diversity				
Minimum Weighted Average Spread	50	55	60	65	70
2.20%	2150	2200	2250	2280	2300
2.30%	2175	2250	2300	2350	2380
2.40%	2225	2285	2350	2400	2450
2.50%	2275	2325	2400	2450	2480
2.60%	2325	2365	2450	2480	2515
2.70%	2360	2405	2490	2520	2540
2.80%	2385	2445	2530	2560	2590
	Maximum Rating Factor				

Notwithstanding the row/column combinations set forth above, the Collateral Manager may determine a combination of values that is not set forth above using linear interpolation between values set forth above in accordance with the Indenture. Upon determination of a combination of values using linear interpolation, the Collateral Manager shall identify such combination to the Trustee and such combination shall be deemed a "row/column combination" for purposes of the Ratings Matrix.

Test	Value at which Test is Satisfied	Expected Effective Date Value*
Maximum Rating Factor Test	Based on the Ratings Matrix.	2300
Minimum Weighted Average Coupon Test	The Weighted Average Fixed Rate Coupon must equal or exceed the Minimum Weighted Average Fixed Rate Coupon, and the Weighted Average Spread must equal or exceed the Minimum Weighted Average Spread set forth in the Ratings Matrix based upon the option chosen by the Collateral Manager as currently applicable to the Collateral Obligations. For the avoidance of doubt, (i) the Minimum Weighted Average Fixed Rate Coupon is a test that will be applicable only if the Collateral contains Fixed Rate Collateral Obligations and (ii) the Minimum Weighted Average Spread is a test that will be applicable only if the Collateral contains Floating Rate Collateral Obligations. Any Gross Fixed Rate Excess may be used to help satisfy the Minimum Weighted Average Spread, and any Gross Spread Excess may be used to help satisfy the Minimum Weighted Average Fixed Rate Coupon. See "Security for the Secured Notes—The Collateral Quality Tests—Minimum Weighted Average Coupon Test".	7.50% and 2.45%
Maximum Average Life Test	See "Security for the Secured Notes—The Collateral Quality Tests—Maximum Average Life Test".	6.5 Years